VIA EDGAR

Attention: Edgar Support
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                    Re:    Granite Finance Funding 2 Limited
                           Amendment on Form S-3/A Filed August 19, 2005 File No. 333-119671-02, CIK: 0001305479
                           Amendment Withdrawal Request

Ladies and Gentlemen:

       Pursuant to Rule 477 of the Securities Act, Granite Finance Funding 2 Limited (the "Company") hereby requests withdrawal of each copy of its amendment to the Company's registration statement on Form S-3/A filed with the Securities and Exchange Commission on August 19, 2005 (File No. 333-119671-02) and accepted at 1:59PM and 3:13PM (the "August Amendments").

       The Company has been informed that (i) the August  Amendments  were filed twice in error on August 19, 2005 and (ii) the August Amendments previously filed under the "S-3/A" form type should instead be filed under the "POS AM" form type as the August Amendments constitute a single a post-effective, rather than pre-effective, amendment to the Company's registration statement. Accordingly, the Company intends to re-file the August Amendments as one single post-effective amendment under the correct form type pending approval of this withdrawal request. In pursuing this withdrawal request, the Company does not intend to affect the validity of any previous filing with respect to the Company's registration statement.

       No securities have been sold in reliance upon the August Amendments. Based on the foregoing, the Company respectfully requests that the Commission issue an order granting the withdrawal of both submissions of the August Amendments as soon as reasonably possible.

       If you have any questions or require further information, please contact Theresa Kradjian of Sidley Austin Brown & Wood at +44 (0)20 7360 2006.

                                               Respectfully yours,

                                               Granite Finance Funding 2 Limited

                                               By:   /s/ Sharon Tyson
                                               Name:     Sharon Tyson
                                               Title:    Director